Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: March 31, 2026

McCormick & Company, Incorporated, Q1 2026 Earnings Call, Mar 31, 2026   (Edited version)

Call Participants

EXECUTIVES

Brendan M. Foley

President, CEO & Chairman

Faten Freiha

Vice President of Investor Relations

Marcos Mendes Gabriel

Executive VP & CFO

ANALYSTS

Alexia Jane Burland Howard

Bernstein Institutional Services LLC, Research Division

Andrew Lazar

Barclays Bank PLC, Research Division

Max Andrew Stephen Gumport

BNP Paribas, Research Division

Peter Thomas Galbo

BofA Securities, Research Division

Robert Bain Moskow

TD Cowen, Research Division

Scott Michael Marks

Jefferies LLC, Research Division

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Thomas Hinsdale Palmer

JPMorgan Chase & Co, Research Division

Presentation

Faten Freiha

Vice President of Investor Relations

Good morning. This is Faten Freiha, VP of Investor Relations. Thank you for joining today's call. While our original plan was to review McCormick's first quarter fiscal 2026 earnings results, today's discussion will focus on our announced combination with Unilever Foods and the strategic rationale for the transaction.

Please note that this call is being recorded. The press release and accompanying slide presentation related to today's announcement along with the materials for our first quarter fiscal 2026 results are available on our Investor Relations website, ir.mccormick.com.

With me this morning are Brendan Foley, Chairman, President and CEO of McCormick, and Fernando Fernandez, CEO of Unilever; and Marcos Gabriel, Executive Vice President and CFO at McCormick.

In our comments, certain percentages are rounded. Please refer to our presentation for complete information. Today's presentation contains projections and other forward-looking statements. Actual results could differ materially from those projected. The company undertakes no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or other factors. Please refer to our forward-looking statements on Slide 2 for more information.

I will now turn the discussion over to Brendan.

Brendan M. Foley

President, CEO & Chairman

Thank you all for joining our call. Marcos and I are pleased to have Fernando join us this morning as well. Today marks a major milestone for McCormick. We are bringing together 2 leading organizations, McCormick and Unilever Foods, to create a strong, scaled and growth-oriented company that will be flavor-focused and exceptionally well positioned to succeed in today's dynamic environment.

We have always seen the logic of this combination. We're excited by the opportunity to deliver end-to-end flavor experiences to even more people around the world, bringing the tastes that inspire, connect and bring joy to kitchens and tables everywhere.

Before we go further, I want to quickly provide an update on McCormick's first quarter 2026 results. For the quarter, we delivered strong growth in sales, adjusted operating income and adjusted earnings per share, supported by our McCormick de Mexico acquisition and organic growth across both Consumer and Flavor Solutions. In a dynamic environment, we drove margin expansion through strong top line, acquisition accretion and disciplined cost management.

While our remarks and other materials from our results can be found on our IR website, as Faten noted, I want to underscore that consistent and strong core financial performance from both McCormick and Unilever Foods is foundational as you think about today's announcement.

Now turning back to today's announcement, starting on Slide 5. McCormick and Unilever Foods are strategically and culturally aligned organizations. We each bring iconic brands in attractive categories spanning herbs, spices, seasonings, bouillon, condiments and sauces.

Bringing these portfolios together creates an opportunity to execute multiple growth levers, such as expanded distribution, accelerated innovation, brand premiumization and a scaled dual-engine Food Service platform. At the same time, we see significant clearly actionable cost synergies layered on to an already strong structural margin profile, creating capacity for continued reinvestment and attractive shareholder returns.

Beyond strategy, our organizations share a common mindset, a passion for flavor, a belief in the power of people and relentless focus on quality and innovation and strong investment behind our brands.

Turning to Slide 6. The pillars of the combined organization reflect distinct and complementary strengths across geographies, channels and categories. Together, we create a focused global favor powerhouse, scaled, resilient and uniquely concentrated on flavor.

Our balanced geographic and channel footprint enhances durability across economic cycles and market conditions. The breadth of the combined company diversifies our growth across emerging and developed markets and retail and commercial channels.

In addition, this combination meaningfully expands McCormick's presence in structurally advantaged categories aligned with enduring consumer trends, more flavorful, convenient and focus on health and wellness. We will continue to flavor calories while others compete for them, giving us a strong tailwind and aligning us to favorable consumption growth trends.

All of this results in a best-in-class margin profile that supports sustained industry-leading reinvestment behind brands from global leaders like McCormick, Knorr, Hellmann's and French's to high-growth potential brands like Frank's RedHot, Cholula and Maille, along with strong regional favorites where we see exciting potential.

Moving to Slide 7. We see a clear path to unlock incremental growth, grounded in the complementary strengths of our geographic footprints and go-to-market capabilities. Unilever Foods brands can benefit from McCormick's focus and strength of retail execution in the North America flavor aisle.

At the same time, McCormick is positioned to expand more meaningfully in high-growth emerging markets by leveraging Unilever's established scale, deep local infrastructure and proven route to market.

In Food Service, the strategic fit is particularly strong. McCormick's front of house brand equity and tabletop presence combined with Unilever Foods' deep back of house experience and operator relationships. Together, we create more complete end-to-end solutions for customers, strengthening relevance and deepening partnerships.

Innovation is a shared strength. Both organizations have proven expertise in flavor development and format expansion across consumption occasions, complemented by Unilever's robust culinary capabilities and chef- to-chef engagement model.

Before I expand on these growth opportunities, I will turn it over to Fernando for his perspective.

Fernando Fernandez

CEO & Director

Thank you, Brendan. We are very enthusiastic about this combination, and about our partnership with McCormick. We are confident it delivers a compelling outcome for all stakeholders.

At Unilever, over the past several years, we sharpened our strategic focus, we have reshaped our portfolio towards high-growth categories and strengthened our operational foundation.

This transaction is a natural extension of our strategy, leading to value creation, while giving our shareholders meaningful participation in the upside of a scaled, global flavor-focused leader with a strong growth and margin profile.

Importantly, this is a transaction anchored in a strategic and cultural fit. Both organizations operate in attractive categories where brand, innovation and execution matter. Both bring disciplined capital allocation, a strong cash generation and a consistent track record of volume-driven growth, and both are driven by performance-oriented culture with a deep commitment to quality and customer partnership.

We believe this combination strengthens the competitive position of the business, enhances its growth prospects and creates a more focused platform to lead in flavor globally.

With that, I hand it back to Brendan.

Brendan M. Foley

President, CEO & Chairman

Thank you, Fernando. Moving to Slide 9. I'd like to begin by reinforcing why flavor is a structurally advantaged category. When you think about food, we strongly believe flavor is the best place to be. It is the #1 purchase driver across dishes, trends and occasions. It transcends age, culture, dietary preferences and income levels, making it both resilient and highly relevant in a dynamic consumer environment.

Importantly, flavor is fully aligned with today's health and wellness priorities as consumers increasingly focus on cooking-at-home, adding more protein and produce and pursuing healthier lifestyles, flavor plays a critical role in elevating those choices. Younger consumers, particularly Gen Z, are notable contributors to these trends.

Taken together, these favorable flavor tailwinds position us well to drive sustainable growth as a combined company. The highly complementary nature of this combination gives us multiple ways to capitalize on these tailwinds. The clear tangible and many growth levers we see across this combination create real excitement for all of us here.

Let me highlight our four priority areas of focus on Slide 10. Maximizing our reach by leveraging expanded distribution in a highly complementary portfolio across markets, unlocking incremental growth by scaling high-growth potential brands across new geographies, channels and consumer occasions, integrating McCormick's Flavor Solutions and Unilever Food Solutions enhances our dual-engine model with a scaled, globally distributed platform with strong brand equity among chefs and operators, accelerating innovation at scale by leveraging our shared R&D and technology to lead the future of flavor and stay ahead of evolving consumer preferences. These areas of focus are actionable growth levers for the combined company.

Moving to Slide 11. Together, we have an end-to-end flavor proposition, from cooking to condiments with brands that have minimal overlap and maximal adjacency. Our iconic globally recognized brands, Knorr and McCormick, will enable us to be part of more cooking occasions across more markets.

At the same time, our condiments portfolio, including hot sauces, mustard and mayonnaise, allow us to be present in even more kitchens and on more table tops meeting consumers' growing needs for healthy, flavorful meals.

Moving to Slide 12. Beyond adjacency, the combination also accelerates the opportunity for high-growth potential brands. The brands on the slide as well as the number of brands in our portfolio enjoy high consumer loyalty, connection to consumer trends and global appeal, particularly with young consumers.

For example, we have the leading share in hot sauce in the U.S. with Cholula and Frank's. We have begun expanding in EMEA where we have seen great success in highly competitive markets. For example, Cholula in France.

And through Unilever's capabilities, we'll be able to accelerate expansion, not just in EMEA, but also in Latin America and Asia Pacific. With Unilever Foods' strong presence in these regions, these brands will have substantial opportunities to expand their distribution and reach new consumers.

Another unique opportunity is Maille, an almost 280-year-old French brand deeply connected to French culinary tradition as a French -- as a prestige mustard and mayonnaise brand. We see opportunities to scale this presence -- its presence across a number of new large markets, similar to what we have done with Cholula. This is just one example of many that we see across the portfolio.

In addition to retail expansion, Slide 13 highlights the power of our combined food service platform. Together, we will strengthen a scaled business-to-business leader with approximately $6 billion in pro forma annual sales, positioning us among the largest global food service players.

Unilever Food Solutions brings global presence with deep back-of-house capabilities and culinary expertise and breadth that meaningfully expands McCormick's reach across multiple food service operators. Complementing that strength, McCormick offers a powerful branded front-of-house presence and an extensive partnership network, particularly across independent noncommercial and chain operators.

This creates significant cross-selling opportunities. We see clear potential to elevate key Unilever Foods brands while utilizing our partnerships to drive awareness and trial. In turn, this visibility will reinforce retail demand and brand equity, creating a virtuous cycle across channels.

Supporting all of these growth opportunities is innovation. Slide 14 outlines how we will leverage our combined technology and R&D capabilities, an essential strategic pillar and long-term competitive advantage.

Together, we bring leading capabilities in R&D and flavor science, underpinned by deep consumer insight, culinary expertise and advanced technology platforms. By combining our resources, we meaningfully expand our capacity to innovate, accelerate speed to market, and drive differentiated solutions across retail and food service.

Our capabilities are highly complementary. We bring our leadership in seasonings and heat and our expertise in natural ingredients. Unilever brings their emulsion technology, which enhances texture and their ability to leverage protein as a flavor. All of this positions us to support customers to deliver on consumers' evolving dietary needs as well as accelerate innovation across the portfolio.

By combining our technology, culinary and scientific expertise, we are building a differentiated flavor innovation engine designed to sustain growth and reinforce category leadership over the long term.

As Fernando noted, McCormick is the natural home for Unilever Foods brands. We have long thought about this combination, and we'll bring it to lessons learned from our own M&A journey, which has been deliberate and strategic.

As you can see on Slide 15, we focus on strengthening our leadership in heritage herbs and spices, expanding internationally, building scale in condiments and sauces and growing our business-to-business Flavor Solutions platform. Each transaction has aligned with our long-term vision and disciplined capital allocation strategy, and this combination with Unilever is no different.

While this transaction is larger than prior deals, the core drivers of success are the ones we are familiar with. This will be my top priority, and we are approaching with confidence -- we are approaching it with confidence and humility. We have already begun integration planning in partnership with the Unilever team.

Let me share some of the details on Slide 16. We are building a detailed integration plan well ahead of close, positioning us to execute efficiently and with strong governance. Dedicated leaders from both companies have clear responsibilities, supported by experienced external integration partners. Unilever brings significant carve-out expertise and remains financially invested, including 2 years of Board representation, ensuring alignment.

Business continuity is central to our approach with comprehensive TSA support across key functions. In addition, we have tremendous respect for the talent at Unilever Foods, and they are integral to the success of this integration and long-term value creation.

We are defining the target operating model early and executing market-by-market to balance speed with precision. Synergy targets are aligned and backed up by a structured delivery road map and a detailed IT transition plan is already in motion to ensure secure and seamless integration.

At the same time, we are proactively shaping the commercial agenda to unlock the growth potential of this portfolio from the outset. We know what works. Welcoming extraordinary talent from Unilever Foods, retaining key capabilities and applying proven playbooks to scale brands and accelerate innovation. This disciplined integration paired with intentional growth acceleration, a combination designed to deliver value while maintaining operational continuity from day one.

Before turning it over to Marcos, let me highlight why this transaction makes so much sense right now on Slide 17. We have long seen the benefits of the overwhelming strategic fit between the 2 businesses. Both businesses are in a strong and growing position, benefiting from structural tailwinds. Together, we will create a company that is stronger, more resilient and ready to deliver on its full potential in a dynamic environment.

With that, I will turn it over to Marcos to discuss the combined company's financial profile.

Marcos Mendes Gabriel

Executive VP & CFO

Thank you, Brendan. This transaction represents a significant milestone for both companies. Together, we're creating a global flavor leader with expanded scale and capabilities, positioned in attractive high-growth categories and supported by a strong and compelling financial profile.

Let's begin on Slide 19 with an overview of the transaction structure, which was also outlined in our press release. This combination has been thoughtfully designed to create long-term value for each set of shareholders.

The transaction is structured as a Reverse Morris Trust as we are issuing a fixed number of McCormick shares as consideration for Unilever Foods upon closing. This issuance is expected to result in pro forma ownership of the combined company's equity of 65% for Unilever and its shareholders and 35% for McCormick shareholders.

Unilever will also receive $15.7 billion in cash, subject to customary closing conditions. This is the optimal combination of debt and equity, that allows McCormick shareholders to realize significant value from the transaction, supported by the borrowing capacity of the combined company, which is expected to generate strong operating cash flows.

The transaction implies an enterprise value for Unilever Foods of approximately $44.8 billion and approximately $21 billion for McCormick, representing a multiple of approximately 13.8x calendar year 2025 EBITDA for both companies based on a 1-month volume-weighted average share price.

From a governance and leadership standpoint, Brendan and I will continue in our current roles, ensuring continuity of strategy and execution. McCormick will remain globally headquartered in Hunt Valley, Maryland, reinforcing our commitment to our heritage while building a scaled global flavor leader.

In addition, the combined company's international headquarters will be in the Netherlands, where a substantial presence will be retained in areas like R&D, among others.

Now moving to the financial profile of the combined company on Slide 20. On a pro forma 2025 basis, annual net sales are $20 billion supported by volume-driven growth and a best-in-class operating margins of 21%. Building from this foundation, we see clear opportunities to further enhance the profile through meaningful revenue and cost synergies.

We plan to reinvest incremental revenue and cost synergies back into the business to accelerate growth. Specifically, approximately $100 million will be reinvested into our brands through increased marketing to support and innovation, fueling sustained volume growth and strengthening our competitive position.

In addition, we anticipate $600 million in annual run rate cost synergies, representing approximately 8% of McCormick's 2025 pro forma sales, including McCormick de Mexico.

The synergy expectations are compelling given the limited overlap and existing efficiency levels of both organizations and reinforce our confidence in the value creation potential of this combination. Importantly, synergy delivery will be supported by our proven capabilities in partnership with the Unilever team.

Our Comprehensive Continuous Improvement program, or CCI, has consistently delivered cost discipline, productivity gains and operational efficiency across the organization. By applying this established framework to the combined business, we're well positioned to execute with rigor and translate scale into sustainable margin expansion and long-term value creation.

Turning to Slide 21. We outlined the key areas where we see clear opportunities to unlock cost savings across the combined company. Through a comprehensive diligence process, leveraging cross-functional teams from both organizations, we have identified actionable savings across procurement, media, manufacturing, logistics and SG&A.

This resulted in a balanced set of opportunities across cost of goods and SG&A. We expect to realize the $600 million in synergies by year 3 with approximately 2/3 captured by the end of year 2, reflecting a disciplined and phased integration plan.

Turning to Slide 22. When you combine the strength and momentum of both stand-alone businesses with the impact of these revenue and cost synergies, the result is a structurally advantaged best-in-class financial profile. This is about focused scale and profitable growth. The combination is expected to deliver meaningful accretion in the first full year across sales growth, adjusted operating margin and adjusted earnings per share.

By year 3, as synergies are realized, we expect sustainable organic sales growth of 3% to 5%, supported by deliberate reinvestment in our brands and an enhanced innovation engine. At the same time, operating margins are expected to expand to approximately 23% to 25%, reflecting structural efficiencies, procurement scale, supply chain optimization and SG&A leverage.

Together, this creates a higher growth, higher-margin platform with stronger cash generation, position the combined company for durable long-term value creation and sustained profitability.

Moving to Slide 23. The combined company will maintain a solid and resilient balance sheet, underpinned by strong, consistent operating cash flow and a disciplined capital allocation framework. This foundation supports meaningful de-leveraging while enabling McCormick's long-standing practice of returning capital to shareholders through dividends for the combined company.

Both McCormick and Unilever have long-standing commitments to shareholder returns and historically have provided payout ratios of approximately 60%. We expect the combined company to maintain a dividend consistent with its history.

Strengthening the balance sheet is a clear priority. We expect net leverage to be at or below 4x at closing and plan to reduce it to approximately 3x within 2 years, supported by robust cash generation and disciplined execution. Throughout this period, we expect to maintain our strong investment grade profile and preserve the financial flexibility that has long differentiated McCormick.

With that, I'll turn the call back to Brendan.

Brendan M. Foley

President, CEO & Chairman

Thank you, Marcos. Before I wrap up, Fernando and I would like to summarize the benefits of this deal for our respective shareholders. Strategically, this combination meaningfully expands our portfolio with iconic, high-growth potential and local favorite brands, strengthens our presence in attractive geographies and enhances our scale with customers around the world.

McCormick becomes a preeminent global flavor powerhouse, advancing our vision to be a global leader in flavor. Financially, the combination is compelling for our shareholders. We expect it to be accretive to McCormick growth, adjusted operating margin and adjusted earnings in just in the first full year with continued long-term growth and upside to our financial performance.

We expect to maintain a strong balance sheet supported by disciplined capital allocation and clear de- leveraging priorities, and our commitment of returning cash to shareholders through dividends remain unchanged. Ultimately, McCormick shareholders gain access to a larger, more diversified business with faster growth, a stronger margin profile and continued commitment to shareholder returns.

Fernando Fernandez

CEO & Director

And for Unilever shareholders, this is about unlocking trapped value, giving shareholders exposure to a pure- play home and personal care company and to the upside in the global flavor leader.

Brendan M. Foley

President, CEO & Chairman

Thank you, Fernando. To wrap up, on Slide 25, we hope that you take away from our call today is the following. This combination is strength plus strength, with two highly complementary flavor leaders coming together.

Together, we are creating a scaled global flavor-focused company with leading brands in attractive advantaged categories. We see multiple levers to accelerate growth, while leveraging the power of leading iconic brands, high-growth potential brands and local favorites.

At the same time, we have plans to deliver clear achievable cost synergies and building on a best-in-class financial profile with meaningful accretion, strong margins and a compelling return profile, supporting our continued investments in growth. We recognize that the integration is crucial and recognize the work ahead.

We are prepared to execute, supported by a detailed integration plan, positioning us to execute efficiently and with strong governance. And through it all, McCormick will be McCormick, grounded in a 137 years of leadership and guided by a passion for flavor.

With that, operator, please open the line for questions.

Question And Answer

Operator

[Operator Instructions] Our first question comes from the line of Andrew Lazar with Barclays.

Andrew Lazar

Barclays Bank PLC, Research Division

Maybe to start off, McCormick's track record on M&A and integration, as you mentioned, is admirable. But obviously, this one is just many, many times larger, and the industry's track record with larger deals is pretty mixed. What gives you the comfort in taking such a big swing on this one? And really, what are you doing maybe differently on this one from an integration standpoint, just given the sheer scale?

Brendan M. Foley

President, CEO & Chairman

Well, thanks for the question, Andrew. And we're ready to take on the integration at this level of scale, and we recognize, though, more importantly, what we're taking on.

First, there are a couple of important steps to have to complete before close. So we need to do regulatory filings, prepare for a shareholder vote, but also Unilever needs to separate its Food business from the overall Unilever organization.

So those are certain things that have to happen in advance, obviously, during this period of time. We are leveraging our playbooks to make sure that we have the right integration approach. And I would just maybe break it down into 3 broad areas.

I mean, the first starts with a best-in-class external partner to help guide this. And so we already have that type of a firm on board to really help us think through the best way to approach integration. Now we've done that in the past. It has been very successful, and it's kind of kept us really, I think, executing against our expectations on that.

And as you know, in all the integrations very recently, we tend to over-deliver on our objectives there. But we also have a year or more to thoughtfully develop a disciplined plan. And that's really an important period of time, obviously, to make sure that we get this right.

And during that period of time, there are dedicated leadership that will be on this, but it's also a combination of not only McCormick leaders being a part of this, but also Unilever leaders, too, because they're also committed to this being a successful integration.

We're also planning brand acceleration at the same time against that agenda to deliver the growth potential. And so there are examples where we've done this, obviously, is French's and Frank's, but I would even look to FONA, where we take -- we modify the integration approach based on the business.

We don't execute necessarily a standard template on every one of them because each business is different. They present different opportunities. And sometimes there's different ways of working in how you go to market. We certainly found that with FONA. And so we're very -- took a very deliberate approach on that one. And then you can see the success that we've had.

So I think part of what we -- I think the magic in terms of how we look at this thing is not approaching everything as a nail and a hammer. We really make sure that we have the right approach, I think, to each individual situation. And I think region by region, this will probably play out that way.

Then we do have to execute a thoughtful separation. It will be supported by TSA agreements, and we have a very experienced partner in Unilever in doing this. Unilever employees are remaining with the business.

And that's an important, I think, concept to think about, which is there might be many regions in which simply McCormick doesn't operate. So you can imagine the Unilever employee base and talent really becomes part of that business. So there's sort of minimal disruption in that context. And so we're able to still run the business very effectively.

Overall, I would just say we're really committed and we have an invested partner in integration. We have dedicated leadership, best-in-class advisers, ample time to plan, and this is going to be our approach in going into this.

Andrew Lazar

Barclays Bank PLC, Research Division

And then maybe second, just quickly. Unilever Foods EBIT margins are already in the sort of the low 20s, a level not many food companies have been able to reach, let alone sustain. And I understand much of this is due to the 2 scaled brands that are part of that portfolio. But I guess, are you comfortable that the brands have been appropriately invested in such that margins like these are, in fact, sustainable? And maybe Fernando can comment on it as well.

Brendan M. Foley

President, CEO & Chairman

Yes. Let me open it up and then I'll ask Fernando to add some context there. When you look at both of our companies, you see robust support for the brands from a standpoint of brand support and innovation.

And we've -- definitely, I think that's where we are very much aligned in terms of how we think about how to drive growth against this portfolio. And it's not only that we're going to be -- we still have sort of a strong baseline that we're walking into this with, but we're going to add to it. Fernando?

Fernando Fernandez

CEO & Director

Thank you, Brendan. We have been investing around 10% in brand marketing investment behind our Foods business. So it's probably one of the best supported business in the industry, and of course, enjoying the benefit of incredible brand scale, Knorr, EUR 5.5 billion, Hellmann's, EUR 2.5 billion. So very, very sizable scale. And margins, gross margin in the mid- to high 40s.

So all these has built a real virtuous upcycle and circle of growth. And really, we have here very, very well supported brand for a very long period of time. So -- and I believe this is one of the features that we share with McCormick, a real belief in how to build brands and a real belief in investing heavily behind our best assets.

Marcos Mendes Gabriel

Executive VP & CFO

And I would add to what Fernando just said is that, as we said in my prepared remarks, I mean, we are going to continue to invest going forward, particularly the synergies, cost and sales synergies, we are going to invest back in the business. I mentioned about $100 million incremental targets that we have, that's going to be used to be invested back in the business. So that momentum will continue going forward.

Operator

Our next question comes from the line of Steve Powers with Deutsche Bank.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Brendan, and maybe this -- maybe Fernando, you can weigh in here, too. I guess my understanding is that Unilever Foods and HPC operations are pretty well integrated in certain markets around the world. And so as part of the integration plan, Brendan, you mentioned TSA agreements. I guess, could you speak at a high level to the scope and anticipated duration of those agreements and maybe also the costs associated over time with McCormick standing up its own operations?

Brendan M. Foley

President, CEO & Chairman

Yes. I think from a TSA agreement standpoint, it's probably going to be -- not in more than just one form overall. So when you think about from an IT system perspective and separation there and unhooking part of the business and then rehooking it with us, so there's sort of TSA considerations overall in that.

But then also when you think about sort of our TSA agreements as we hand over and we sort of have that first year integration line together as a company, we're going to have TSA agreements there, too. Fernando, you want to add to that?

Fernando Fernandez

CEO & Director

Yes. Well, as you know, since 2022, Unilever has moved into an organizational model in which we have separated our 4 key business groups. And they run fundamentally as a stand-alone organization.

The reason for that at that time was to really ensure that we were building the capabilities required to compete with pure play in each of these industries, but at the same time, giving us the flexibility to make separations of this magnitude or the previous we have done in ice cream in a kind of relatively short time frame and without significant disruption.

So our Foods business is in more than 80% on a stand-alone organization, with their own manufacturing setup, their own distribution setup, their own route-to-market, separate sales force. So we really believe that we can separate business with significant -- without significant disruption here in the time frame that we have established.

Stephen Robert R. Powers

Deutsche Bank AG, Research Division

Great. And then, Marcos, if I understand the deal structure correctly, it looks like you're going to be financing the transaction with new financing and new debt versus absorbing any debt from Unilever. I guess maybe if you can just talk to the drivers there. Are there restrictions from Unilever signing its existing debt or just the rationale of going to the market new?

Marcos Mendes Gabriel

Executive VP & CFO

No. The rationale is really a combination of stock and cash deal. It's an RMT, think about it as an RMT-like transaction, in which we are providing a fixed number of McCormick shares as consideration for the Unilever Foods business, and they will own 65%, Unilever and its shareholders, and McCormick will retain -- McCormick shareholders will retain the 35%, which is the remaining piece.

And then in addition, we are providing $15.7 billion of cash to Unilever as part of this deal. And that takes us to a 4x leverage at close. And what we feel very comfortable about is that the margin profile of this business will -- it's very strong, and we will be able to delever very rapidly from 4x to 3x in about 2 years.

So it was part of the overall considerations of this transaction. It puts us the company or the transaction at 13.8x EBITDA multiple, which is parity with McCormick. So it was the overall consideration between equity and cash as part of this transaction.

Operator

Our next question comes from the line of Tom Palmer with JPMorgan.

Thomas Hinsdale Palmer

JPMorgan Chase & Co, Research Division

You noted the combined organic sales growth last year of 2.4% and the view of 3% to 5% longer term. At CAGNY, Brendan, you gave some reasons why you anticipate a sales re-acceleration over the next couple of years. Maybe we could kind of do a similar exercise for the combined company, in particular, thinking through how much of that acceleration is more industry conditions versus maybe more self-help type initiatives?

Brendan M. Foley

President, CEO & Chairman

Sure. Thanks, Tom, for the question. When combined, you have to think about the fact that we're 1/3 of the equation right now and the Unilever Foods business is 2/3 of the equation. And as we bring those businesses together, we do see stronger growth in that -- in the range that we had on the slide there, 3% to 5%.

These are businesses both that have been delivering volume-driven growth pretty consistently over the last several years. So we start with confidence in the base business, and so when we take a look at broadly at that growth overall, we see the 2 businesses kind of combined together, growing in that 2% to 3% range.

As we think about towards that year 3, as we outlaid on that slide, we see incremental growth coming from those businesses together. And so that is more about self-help than it is about the sort of the industry getting better with itself.

This is really, I think, the -- maybe the core of your question is we think this combination drives the opportunity to drive a stronger growth profile together, and that's why we sort of laid it out that way, the way we talked about it there, comparing sort of our commentary to CAGNY.

I can go on further on growth, but I thought I'd stop there, Tom, just to make sure if I've answered the core of your question.

Thomas Hinsdale Palmer

JPMorgan Chase & Co, Research Division

Yes, you did. And just a follow-up on the mayonnaise side. You do have McCormick de Mexico now consolidated. Unilever, obviously, has a very large mayonnaise business. Just wanted to ask on the overlap and if there might be any limitations to consider in combining these.

Brendan M. Foley

President, CEO & Chairman

Yes. It's -- right now, it's too early to speculate on that type of a thing. And we just look forward to working with the regulatory authorities on making sure that we review this transaction, and we'll be able to talk about that at a later date.

Operator

Our next question comes from the line of Alexia Howard with Bernstein.

Alexia Jane Burland Howard

Bernstein Institutional Services LLC, Research Division

Can I start off with, you talked about the deal being meaningfully accretive to earnings and I think earnings per share was mentioned from the outset. Are you able to put a number or an order of magnitude around that, and what the source of that accretion might be?

Marcos Mendes Gabriel

Executive VP & CFO

Well, Alexia, at this moment, we are not putting a number there. I mean, it is meaningfully accretive in year 1 post-close across all lines of the P&L, including obviously, EPS. And as we get close to the close, we'll be able to provide more information, specific information as we continue to learn about the business. But it is a very substantial margin profile that this business has.

We talked about growth just now. Gross margin is very healthy, and we'll be investing back in the business as we have done in the past, both organizations, and driving operating profit from 21% currently to a range of 23% to 25% with the synergies of $600 million flowing through to the bottom line. So it's a very meaningful accretion across the P&L. But we'll give more information about the exact as we get near the close.

Alexia Jane Burland Howard

Bernstein Institutional Services LLC, Research Division

Okay. And then just looking around the world, where do you see the revenue synergies being most significant? I imagine Brazil might be a place where the McCormick brand could be strengthened simply because of the strength of the mayonnaise brands from Unilever over there. But are there other parts of the world where the revenue synergies could be significant?

Brendan M. Foley

President, CEO & Chairman

Yes. I'm going to make a couple of comments here and ask Fernando also to provide his perspective. I see it as not necessarily dedicated to like one or two different regions. I would say it's really across many different -- so if you think about North America, Latin America, EMEA and Asia Pacific, in each region, we see opportunities overall.

If you think about in the Asia Pacific region, there are a number of markets that Unilever is in, that we're not in, as an example, or in markets that we're both in, we see opportunities obviously to drive even stronger growth in a market like China, for example.

When you jump over to EMEA, we see opportunities to really -- there are a number of markets where McCormick doesn't have presence. And so we see opportunities and revenue synergies there. If you jump over to North America, we see opportunities really, I think, to even strengthen the performance of both brand portfolios.

Latin America is, I think, one of those opportunity areas. When you think about Brazil, I think you're right, it's -- we don't have McCormick presence there. While we have a really strong presence in Mexico or parts of Central America, I think the Southern Cone is an area that Unilever has quite a bit of strength, and so we see synergy opportunities there.

Fernando Fernandez

CEO & Director

Yes. I feel on top of the shared strength of the brand portfolio, I believe that McCormick brings an incredible product range and Unilever brings an incredible distribution infrastructure globally. And when you can leverage these 2 things, you have huge opportunities.

I agree Asia, Latin America are obvious geographical opportunities. I would like to highlight also the opportunities in food service. McCormick is a leader in the top of the table, let's call it, and Unilever is leader in back of house, Unilever Food Service brings a lot of expertise in Asian cuisine, particularly in Chinese cuisine, that is a growing trend.

So the opportunities are both in retail and in Food Service. I would say, also in expanding the range in our core brands, making some of the breakthrough growth brands shine, and of course, expanding the food service opportunity that is massive.

Operator

Our next question comes from the line of Peter Galbo with Bank of America.

Peter Thomas Galbo

BofA Securities, Research Division

Brendan, just one quick clarification. I believe the Unilever India subsidiary had talked about maybe not including the Food business in the transaction. So maybe you could just clarify for us, will the transaction include India Foods? Or is that kind of excluded from current thinking?

Brendan M. Foley

President, CEO & Chairman

Yes. To be certain, the transaction does not include India Foods.

Peter Thomas Galbo

BofA Securities, Research Division

Okay. Perfect. And I know Fernando just gave a bit of an overview on kind of some of the food service opportunities. For Brendan, it would be helpful, I think, to hear from you just to expand on where you see -- is it bringing more of the Unilever assets into front of house and food service. Is it more Unilever helps McCormick get more into back of house? Just where you see kind of the revenue synergies on the Food Service side?

Brendan M. Foley

President, CEO & Chairman

Thanks for the question, Peter, on food service. Food service is an exciting area. Let's talk front-of-house first. When I think about the brand portfolio for Unilever, the opportunity, as we see it right now, and Fernando and I have talked about it, is really about the Hellmann's brand, really having more front-of-house presence.

And so that is a good opportunity, I think, for this combined portfolio as we think about that. And so we see that continued growing presence that we have on tabletop and front-of-house and even on menu, we've had a lot of success getting and partnering with operators, particularly sort of the regional chain type operators on getting on menu with our brands. And so we see that as an opportunity.

The Knorr brand is very strong back-of-house. And I think that -- let's kind of maybe transcend from just a U.S. perspective around this. You have to really have a global perspective because I think the strength of Unilever's Food Service presence is definitely very strong globally.

And so we see McCormick opportunity in that because we have a lot of strength here in North America as an example, but we have an opportunity to accelerate our growth in Food Service at a global level. And so that's another area where we see synergy and opportunity to drive growth. Back-of-house, the McCormick brand name is back there, obviously, with herbs and spices and seasonings, as is the Knorr brand.

But the Knorr chef-to-chef or Unilever rather, chef-to-chef coverage model and having really sort of strong relationships with the person making the menu decisions back-of-house is a coverage model that is quite significant. And so we see that as an opportunity, obviously, to bring in sort of more of the McCormick type of expertise in cooking, which is not an overlap with Knorr.

And so I think that, that's another area of opportunity. So if I were to oversimplify, think global as an area, think front-of-house opportunities for Unilever brands, but also think back of house, sort of the coverage model there is an important way to establish penetration and strength within the Food Service channel.

Operator

Our next question comes from the line of Robert Moskow with TD Cowen.

Robert Bain Moskow

TD Cowen, Research Division

I think this is a question for both management teams, but it's going to take a year for this transaction to close theoretically. Fernando, maybe you could talk about what you learned in the process of separating ice cream, how you were able to keep people on that team focused on executing their operating plan? And I guess the same question for the McCormick team.

Fernando Fernandez

CEO & Director

Well, thank you, Robert. Yes, we have the recent experience of separating ice cream, that was a big business. It's an EUR 8 billion business, not a small business, and establishing that company in 57 countries.

I feel in this case, we have the advantage of separating Foods and integrating that into an established organization like McCormick, and that simplifies things a bit.

In our case, we have had a team of experts with a lot of capabilities. That team is now at the service of McCormick to make the separation happen and to support in the integration also. I believe we learned a lot with previous experiences like tea and spreads in which the separation didn't take into account really sorting out the issue of external costs.

In ice cream, we did that much better, and we have the opportunity at the same time of accelerating our growth performance, delivering the separation of ice cream and increasing our margins. So of course, it takes a lot of leadership from the front, and this doesn't happen without good planning, without good external support.

But I know Brendan has put that in place already. And of course, in our side, we will provide all the necessary support. There will be transitional service agreements in place for around 2 years also in different areas like IT, distribution in order to ensure that this is a smooth transition, and there is no disruption in the case of our Foods business transfer to McCormick.

Brendan M. Foley

President, CEO & Chairman

Rob, I think from a McCormick perspective, there are maybe 2 perspectives I would want to share. The first is being able to continue driving the business performance right now. We have a really strong team. And so as we put dedicated leadership and teams on this work, we also have been a great talented organization for those people to step up and really continue leading the business.

And so we see our ability to do that as being very strong and high, and obviously, we feel like we have a very disciplined approach at this in the past because we have done integrations, although the scale is different, and we acknowledge that.

But I think that the element of that is really going to come through in this planning and making sure that we are very, very specific and precise in terms of how we make sure that we continue really strong support against the current business while we also take on what was a pretty important initiative.

There was a question earlier in the call, which I'm not sure I fully answered as I kind of reflect back on my reply, and that was what's different about this than the other ones. And I think what's really different here, and I really want, hopefully, everyone to appreciate this is when you look at traditional sort of an acquisition of transaction, you've got a company taking over something else. And that company's employees sort of then go over and take over the business, so to speak.

This is very different. This is a combination of 2 companies already with the support and the discipline and the knowledge of running the business, coming together to execute this integration. And so I think that element of Unilever being a partner in this is not a temporary point. It's a sustainable point.

When we think about that employee, those employees, a part of that organization becoming part of McCormick. And so we see a lot of strength in that. And that's a lot of -- if you had to compare on a principle, what may feel different in this, I think that would be one of the key points I would call out.

Operator

Our next question comes from the line of Max Gumport with BNP Paribas.

Max Andrew Stephen Gumport

BNP Paribas, Research Division

You've quantified synergies and discussed some of the considerations with regard to the separation, such as TSA agreements. But I'm wondering if there's been any considerations for dis-synergies that could arise from the separation, and if so, any initial quantitation of those dis-synergies and also how they might split across the Unilever RemainCo and the Foods business?

Fernando Fernandez

CEO & Director

I can answer this. We don't see any revenue dis-synergies here. We don't see in the case of Unilever, basically, as I mentioned before, these are a stand-alone business. Our Foods business has their own sales force, their own manufacturing, their own operations and logistics. So basically, we don't see any fundamental issue of dis-synergies in our side.

Max Andrew Stephen Gumport

BNP Paribas, Research Division

Great. Very helpful. And then, Brendan, Marcos, with regard to the multiple, the 13.8x EBITDA multiple, can you just talk a bit more about the conversations that went into determining what was the right multiple to pay? It seems like there is some focus on not paying more than McCormick's 13.8x that you also quoted. But just any color or consideration that went into determining the right multiple would be appreciated.

Marcos Mendes Gabriel

Executive VP & CFO

Yes, Max, I would say that both businesses are great businesses, and Unilever Foods is a fantastic addition as you think about the 2 companies coming together. So the way that we were assessing this deal was parity in terms of the multiple between the 2 companies.

Unilever brings a lot, not only the scale, but healthy margins. And McCormick, as you know, is very differentiated as well in terms of volume growth over the last few years and our margin profile as well, we play in an advantaged category. So when you put those 2 companies together, we felt like the parity multiple would be adequate in terms of this transaction. So that's kind of the high level rationale for being at the same 13.8x.

Operator

Our final question this morning comes from the line of Scott Marks with Jefferies.

Scott Michael Marks

Jefferies LLC, Research Division

The first one I just wanted to touch on, understand all the synergy potential and the overlap between some of the portfolio, but just wondering if you can kind of help us understand if the current backdrop in the food world or in the staples world in general has kind of changed your time line for this or given you any sense of urgency to get this done? Or if it has had any impact in any way?

Brendan M. Foley

President, CEO & Chairman

Yes. I think, obviously, there's a lot going on in the world right now. So that's important to kind of keep in mind. But I think we've always viewed Unilever Foods as a great strategic fit. So we're in this moment where you can pick another year, something is going to be going on.

But it still comes back to is this really strategically a strong fit and does it make sense? And when an opportunity presents itself like this, we think that it then becomes the right time. This transaction is about long-term potential of the combination and where we see multiple levels of growth in established and emerging markets and across channels and brands.

So I think I would also then really kind of emphasize the long-term nature of our thinking and our planning has to really sort of drive your thought process on something like this. We're certainly aware of the near-term pressures facing not just the food industry, let's say, but broadly, you think about the conflict in the Middle East and the broader CPG space.

So each of us are taking steps to manage our business accordingly. However, we continue to believe in just the long-term fundamentals that really underpin the confidence in this combination, such as structural flavor tailwinds and emerging growth opportunity.

And so in the meantime, sort of call it within the short term right now, we're both laser-focused on managing our businesses to deliver our plans. I think that's the best context I could give you because obviously, there is a lot of headlines in the news.

Scott Michael Marks

Jefferies LLC, Research Division

Understood. Appreciate that. And then maybe just last one. Given everything going on in the Middle East, just wondering how some of those dynamics impact your thinking on this, whether it's in terms of realizing some of those synergies or getting this deal complete or any other dynamics that could be impacted by what's happening across the world.

Brendan M. Foley

President, CEO & Chairman

No. I can't call out a specific element of that, that caused us to think about this differently or faster or slower. I'd just go back to my long-term commentary, and our thought process on that.

Operator

Ladies and gentlemen, that concludes our question-and-answer session. I'll turn the floor back to Ms. Freiha for any final comments.

Faten Freiha

Vice President of Investor Relations

Thank you so much. Thank you, everyone, for joining our call today. If you have any further questions regarding today's information, please feel free to reach out to me, and this concludes our conference call for this morning. Thank you.

Operator

Thank you. Ladies and gentlemen, you may disconnect your lines. Thank you for your participation.

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